Exhibit 99.1

SPI Energy Co., Ltd. Announces Receipt of Delinquency Notice From NASDAQ

HONG KONG and SANTA CLARA, California, March 26, 2020 (GLOBE NEWSWIRE) -- SPI Energy Co., Ltd. ("SPI Energy" or the "Company") (NASDAQ: SPI), a global provider of green energy solutions for business, residential, government, utility customers, and investors, today announced that it received a notification letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (“Nasdaq”) on March 23, 2020 indicating that the Company is not in compliance with NASDAQ Listing Rule 5450(b)(3)(C) (the “Rule”) for continued listing because the market value of its publicly held shares (“MVPHS”) was less than $15 million.

The rules also provided that the Company has a compliance period of 180 calendar days, or until September 21, 2020 (the “Compliance Period”), to regain compliance.

If at any time during the Compliance Period, the Company’s MVPHS closes at $ 15,000,000 or more for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event that the Company does not regain compliance by September 19, 2020, the Company will receive written notification that its securities are subject to delisting.

About SPI Energy Co., Ltd.

SPI Energy is a global provider of photovoltaic (“PV”) solutions for business, residential, government and utility customers and investors. The Company develops solar PV projects that are either sold to third party operators or owned and operated by the Company for selling of electricity to the grid in multiple countries in Asia, North America and Europe. The Company’s subsidiary in Australia primarily sells solar PV components to retail customers and solar project developers. The Company has its operating headquarter in Hong Kong and its U.S. office in Santa Clara, California. The Company maintains global operations in Asia, Europe, North America and Australia.

For inquiries, please contact:

SPI Energy Co., Ltd.

IR Department

Email: ir@spigroups.com

RedChip Companies
Bruce Haase
(407) 712-8965
bruce@redchip.com